Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization	Percentage Ownership
Kewaunee Labway Asia Pte. Ltd.	Singapore	51%
Kewaunee Labway India Pvt. Ltd.	India	*
Kewaunee Scientific Corporation India Pvt. Ltd.	India	100%
Kewaunee Scientific Corporation Singapore Pte. Ltd.	Singapore	100%

*	Kewaunee Labway India Pvt. Ltd. is 91% owned by Kewaunee Labway Asia Pte. Ltd.